Exhibit 99.2

April 2025 6 Poi⭲L of Hía⭲sfoímaLio⭲ 2024 Results and 2025 Outlook:

Disclaimer

Cautionary Note Regarding Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano's future growth, strategic plan and value to shareholders, Desktop Metal's strategic review process, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management's beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Nano's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

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Agenda 3 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 1. Introduction 2. 2024 results and year - in - review 3. Leadership’s Focus and Transformation of Nano Dimension 4. Acquisitions of Desktop Metal and Markforged 5. Nano Dimension – Positioned for Digital Manufacturing Leadership

Conference Call Speakers



Ofir Baharav

Chief Executive officer

Boston, USA



Julien Lederman

Chief Business Officer

Tel Aviv, Israel



Assaf Zipori

Chief Financial Officer

Boston, USA

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We are a digital manufacturing leader. We are changing the way the world designs and manufactures high - performance, high - value parts. We innovate and deliver the industrial manufacturing solutions that are at the pinnacle of multi - disciplinary technology - combining hardware, software, and materials science. 5 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Who we are

We’re Reinventing Manufacturing for Superior Parts Cleaí Visio⭲, Well CapiLalized, Píemium Hech

Executive Summary

As Nano Dimension entered 2025 under new leadership, the Company underwent a strategic revitalization.

The business has sharpened its focus on financial strength, critical products, profitable growth, and strong customer relationships.

This defined approach has been meticulously applied to Nano Dimension's core business and is now being systematically applied to Nano Dimension's current opportunities.

- **New leadership:** New board and management
- **Product focus:** Keep some, exit some
- **Prudent on costs:** $20M in core business
- **Applying playbook** to current opportunities

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We transformed ano. ow we’re scaling that success. 8 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.

2024 Results and Year - In - Review

10 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Total revenue $57.8M Up 2.6% YoY Adj. Gross margin (l) fi5.8% Down 269 BPS YoY Adj. EBITDA loss (?) $65.?M Improved by 35% YoY Cash, cash equivalents, investable securities $8fi5M Net cash burn (3) $?3.5M Improved by 3.6X YoY 2024 Results Headlines Kev Peífoíma3ce Melíics (1) See Appendix Slide 29 (2) See Appendix Slide 28 (3) See Appendix Slide 30

Sales slío3geí lka3 eco3omic se3lime3l The core business has demonstrated stability despite the Purchasing managers’ index (PMI) being below 50 – a key economic indicator of negative sentiment. Sales Growth in a Challenging Macro Environment Success Despile Ma3ufacluíi3g Secloí Se3lime3l 45 47 49 51 53 55 $0M $20M $40M $60M 2022 2023 2024 Sales vs. PMI Annual revenue PMI - USA PMI - Germany PMI sentiment threshold 11 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Slío3g cuslomeí dema3d Sales driven by alignment with strong sectors in aerospace & defense, automotive, and medical.

Operating Expenses Trend Oíga3izalio3al Efficie3cies Became a Focus Foí ?0?5 Hía3sfoímalio3 • Decline in absolute and proportional basis • Drastic improvements still required to get towards acceptable levels of Opex • Company underwent systemic over hall of business and operating model in Q1 2025, and will continue to do so Opeíali3g e…pe3ses impíoveme3l, bul moíe lo go $0M 12 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. $40M $80M $120M $160M $200M 2022 2023 2024 Opex and Opex Change - 19% - 26%

Leadership’s Focus and Transformation of ano Dimension

Shareholders Asked for Change

We Are in the Midst of a Transformation

Disciplined leadership that prioritizes forthrightness and trust with investors

Disciplined strategy that concentrates on a core product portfolio that is synergistic

Disciplined operating model that is constantly critiqued for efficiency and costs

Disciplined forecasting that provides financial and KPI targets to account for progress

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Our Business Transformation Playbook

Discipline is At the Center of Everything We Have Done and Will Continue To Do

We have assessed every single aspect of your company, and will continue to do so

We have identified what needs to be transformed.

We are investing only if there is a very clear path to profitability and attractive growth to deliver sufficient ROI.

For everything else, we have taken decisive action.

The Playbook

1 Assess

2 Transform

3 Invest

4 Grow

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Píoducl íalio3alizalio3 The Pillars of Our Assessments Slío3g compelilive adva3lage Differentiation to low - cost peers and insulation from players, particularly from the Far East Higk gíowlk pole3lial Focusing on the right segments by aligning with future trends and market opportunities 6llíaclive ROI oullook Ensuring capital is allocated where it is best used to meet shareholder expectations Opeíali3g model oplimizalio3 Be3ckmaík lo 3oímal e…pe3se íalios Managing our costs on basic principles, especially with regards to management and G&A costs 16 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Bíeak - dow3 oíga3izalio3al silos Aligning sales & marketing with customer needs and scaling support services across the organization Opeíalio3al impíoveme3ls Less management, more doers and a flatter organization to innovate more effectively

Early Decisions: In vs Outs

What We Did With Nano from January to March 2025

Thorough, quick assessments and action

Discontinue products	Refocused products	Repositioning
ADMATEC FORMATEC FABRICAGROUP DeepCube	NANODIMENSION essemtec	Shifting closer to the customer with increased presence in market.

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From Chaos to Control

We Are Realizing Nano Dimension's Full Potential

Before	After
No clear strategy	Disciplined strategic focus
Fractured structure	Unified streamlined organization
Bloated cost base	$20M in annual savings

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Acquisitions of Desktop Metal and Markforged

Desktop Metal and Markforged

Challenges

- Markforged has its share of operational cost issues that must be addressed
- Desktop Metal has liabilities and liquidity needs it cannot currently meet and has commenced its own independent process to evaluate all available strategic alternatives

Actions

- We are addressing Markforged's operational and cost structures
- We have provided Desktop Metal with limited funds to address immediate liquidity needs and allow a strategic process to continue

Priorities

- Maintaining Financial Strength
- Driving Profitable Growth
- Growing Margins
- Building Indispensable Customer Partnerships

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When Investors can Expect to Hear and See More

The Milestones Ahead

April
2025

Strategic assessment

Product rationalization and operational model optimization assessment underway

June
2025

Strategic update

An outlook for shareholders on the developing plans and execution

From July
2025

Growth and delivery on plan

A business that returns to growth with renewed focus, while also delivering on strategic plans

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ano Dimension – Positioned for Digital Manufacturing Leadership

⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 23 ano Dimension is primed to be the next digital manufacturing leader Aligned with strategic tailwinds: rapid manufacturing, re - shoring, supply chain resilience, IP security, and sustainability Strategic focus on market leading systems for high - value, high - growth parts Concentrated on serving key sectors: aerospace & defense, automotive, electronics, and medical Responsibly managed with a focus on profitable growth Strong capital base that enables strategic opportunities

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Appendix

26 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Reconciliation for on - IFRS Measures Hke lable píese3ls lke fi3a3cial posilio3 as of Decembeí 3l, ?0?4, as publisked bv eack of lke lkíee compa3ies . Hable keadi3g Total 2024 NNDM MKFG DM¹ All amounts in thousands USD $291,665 $57,775 $85,090 $148,800 Revenues $40,847 $24,995 $41,070 ($25,218) Gross Profit (loss) $113,668 $26,433 $42,622 $44,613 Adjusted Gross Profit $424,865 $111,416 $127,749 $185,700 Operating Expenses $401,942 $96,923 $85,566 $219,453 Net Loss ($114,567) $ (65,161) N/A ($49,406) Adjusted EBITDA (loss) $919,483 $845,454 $53,629 $20,400 Cash, Cash Equivalents, deposits and investable Securities 1 DM's numbers are unaudited and are presented as published by DM on March 26, 2025 – See SEC filing

7 ⡧ 2025 Nano Dimension. All Rights Reserved. Distributio n, Citation or Copying Without Permission is Strictly Prohibited. 2 Reconciliation for on - IFRS Measures Hke followi3g aíe íeco3cilialio3s of i3come befoíe la…es, as calculaled i3 accoída3ce wilk I3leí3alio3al Fi3a3cial Repoíli3g Sla3daíds (“IFRS”), lo EBIHD6 a3d 6djusled EBIHD6, as well as of gíoss píofil, as calculaled i3 accoída3ce wilk IFRS, lo 6djusled Gíoss Píofil. See full íeco3cilialio3 a3d e…pla3alio3 i3 ?0?4FY a3o Dime3sio3 píess íelease publisked 6píil 30, ?0?5 Hable keadi3g 2024 2023 All amounts in thousands USD ($96,923) ($55,660) Net loss $397 $62 Tax expenses $6,675 $6,544 Depreciation and amortization ($42,573) ($45,904) Interest income ($132,424) ($94,958) EBITDA (loss) $51,878 ($21,887) Finance expenses (income) from revaluation of assets and liabilities $705 ($1,571) Exchange rate differences $13,883 $20,101 Share - based payments expenses ($486) ($1,627) Other non - GAAP income, net $1,283 - Impairment loss ($65,161) ($99,942) Adjusted EBITDA (loss)

Reconciliation for Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards ("IFRS"), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit. See full reconciliation and explanation in 2024FY Nano Dimension press release published April 30, 2025

Table heading

All amounts in thousands USD	2023	2024
Gross Profit	$25,458	$24,995
Depreciation and amortization	$390	$574
Share-based payments expenses	$1,434	$864
Adjusted Gross Profit	**$27,282**	**$26,433**

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Key metrics I3come slaleme3l 2024 2023 All amounts in thousands USD $57,775 $ 56 ,314 Revenue $2 4,995 $25,458 Gross Profit ($132,424) ($94,958) EBITDA (loss) ($65,161) ($99,942) Adjusted EBITDA (loss) ($96,923) ($55,660) Net loss Bala3ce skeel 2024 2023 All amounts in thousands USD $ 43,182 $ 48,552 Total liabilities $90 1 ,88 9 $1,064,338 Total assets $8 5 8,707 $1,015,786 Total equity Cask flow 2024 2023 All amounts in thousands USD ($93 ,2 15) ($180,456) Change in cash, cash equivalents and deposits ($69,755) ($96,387) Treasury shares repurchase ($23,460) ($84,069) Net Cash Burn (1) 1 Change in cash, cash equivalents, and deposit net of treasury shares repurchased 29 ⡧ 2025 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.

Thank you nano - di.com For information • Website: NNDM investor page • Email: nano - di@icrinc.com